June 30, 2010


Mr. Robert Babula
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Re: Reponses to June 22, 2010 Questions about 10K for File No. 0-51021


Mr. Babula:

Below are the responses to your June 22, 2010 questions about our June 30, 2009 10K filing. As requested each response has been keyed to your question/comment by restatement of the question followed by our responses.

1. Please file your March 31 2010 Form 10Q as soon as possible or advise us the reasons why you are unable to do so.

     Response: The March 31, 2010 Form 10Q will be filed shortly.

2. We note your response to comment two of our letter dated May 27, 2010. We reviewed the copy of the independent appraisal report with regard to your acquired technology licenses. Please address the following:

   - The report was completed for an as of date of March 31, 2009 based on the projected revenues derived from your licenses beginning 2010. Please reconcile for us the 2010 valuation report revenues assumption to actual 2010 results to date. Explain to us why the valuation as of March 31, 2009 was still applicable in your current impairment testing if the actual results differ significantly from your projected results for FY 2010. In this regard, indefinite-lived intangible assets must be tested annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Please advise us if you will be evaluating these licenses for impairment on an interim basis before your next annual impairment test. If not, explain to us in detail why not. See FASB ASC 350-30-35-18.

     Response: The annual impairment test was due on March 31, 2010 and it was conducted in accordance the requirement. Management recorded 50% impairment for both licenses as a result of the analyses. Further, management will evaluate these licenses on a quarterly basis.

               Reconciliation of the revenue assumptions was simple:
               No new cash flows were realized during the first three quarters of this fiscal year (i.e., between July 1, 2009 to March 31, 2010) compared to the $500,080 and $48,000 projected for the full fiscal year shown in the appraisal report. Management did not and still does not have adequate capital to implement the license marketing plans. Management believes that revenue generated from other product lines can be used to implement the license marketing plans later this year.

   - Your MD&A disclosures should be significantly enhanced to provide information on when you anticipate generating revenue from these licenses and the ongoing status of your operating plans to develop these licenses. In this regard, if you are not going to meet your marketing and sales objectives in the timeframe you originally anticipate, then you should disclose the ongoing status of your development and marketing plans for these licenses and their impact on the impairment testing for the licenses.

     Response: As mentioned above, the licenses have been impaired by 50% as of March 31, 2010. We will conduct quarterly impairment of the licenses until a revenue stream is realized. As of June 30, 2010

               It is very difficult to predict when revenue from the licenses will be generated until implementation of the marketing plans has begun. In large part it depends on the efficacy of the person hired to implement the plan which in turn is dependent on acquiring adequate working capital to hire the person. The ongoing status is discussed in the March 13. 2010 filing and will be contained in all subsequent filings.

3. We note your response to comment four of our letter dated May 27,
   2010.   We await the filing of your amended Form 10-K for the
   fiscal year ended June 30, 2009.

   Response: There are three amended sections: 1) clarification of amount paid for technology license in the Note #9 language, 2) addition of revenue per geographical region in segment reporting language, and 3) addition of Management's Report on Internal Control over Financial Reporting to Section 9A. The proposed language for each of these sections in the amended fiscal year ended June 30, 2009 10K filing is presented below.

             1) Correction Made in Note #9

             A total of 1,750,000 shares (valued at $1.00 per share) and $130,000 cash were issued to acquire the exclusive North American rights to intelligent traffic systems technology.

             2) Addition of Revenue by Geographical Region

             Revenues are from the following sources:

             United States  China     Japan       Other     Total Revenue

               $  744      $   --   $ 18,309,693  $ --       $ 18,310,437


             3) Management's Report on Internal Control Over
                Financial Reporting

             OBN Holdings understands that it is management's responsibility to establish and maintain adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. Management's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes policies and procedures that recognize:

             a. All financial reporting is centralized at the corporate office and is managed by the Chief Financial Officer and/or Chief Executive Officer. No other persons are involved in financial reporting.

             b. The framework for financial reporting is task-oriented and investigative in nature. Financial information is gathered from all subsidiary personnel by the Chief Financial Officer during weekly meetings, telephone conversations, faxes and/or e-mails. Requests for data and explanation are made by the Chief Financial Officer who in turn is questioned by the Board of Directors and the independent financial auditors. The effectiveness of this approach for a small business has proven to be effective as there have been no incidences of fraud or inadequately explained transactions.

             c. All required information is obtained and verified by the Chief
                Financial Officer which provides reasonable assurance of accuracy regarding:

                - prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets;

                - recording of receipts and expenditures in accordance with authorizations of management and directors; and

                - maintenance of records that accurately and fairly reflects accounting transactions.

                Limitations on the Effectiveness of internal controls. The Company's management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will necessarily prevent all fraud and material error. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of the control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple effort or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, and/or the degree of compliance with the policies or procedures may deteriorate.

                Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on management's assessment and those criteria, management concluded that the Company's internal control over financial reporting had one material weakness as of June 30, 2009; inadequate review of all temporary reporting requirements as this report was omitted from the originally filing of this document. Management has instructed it's independent auditors and attorney better apprise management of changing reporting requirements.

                This annual report does not include an attestation report of OBN Holdings' registered public accounting firm regarding internal controls over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit OBN Holdings to provide only management's report in this annual report.


4. We note your response to comment five of our letter dated May 27, 2010.
   We remain unclear how you could reasonably conclude you disclosure controls and procedures ("DCP") were effective considering the omission of your report on internal controls over financial reporting. Please explain.

   Response: Again, we were informed by our SEC auditor and SEC attorney that we did not have to address the internal controls requirements because we are a small business. In fact, I understand that the requirement for small businesses to prepare the report and have an auditor attest to its effectiveness is still being debated in Congress. At any rate, both our SEC auditor and attorney reviewed our 10K before it was filed in accordance with our procedure. As a small business, we do not have compliance professionals on staff and must rely on outside professional advice. Our disclosure procedures require that we consult with our outside professionals. However, neither professional discovered that the report on internal controls had been omitted. Further, our independent auditor recently underwent a PCAOB audit review which included a review of our files and the missing report was not caught there either. That being said, we are well aware that it is management responsibility to be aware the requirement to include the report and have made the appropriate changes to our procedure which requires both the CEO and CFO to review any new disclosure requirements. Moreover, we have modified our report in the amended June 30, 2009 10K to reflect this deficiency and correction.

We are hopeful that the above responses adequately addresses each of your questions; however should you have additional questions or need to communicate further on any of these matters, please do not hesitate to contact me by e-mail at larry.taylor@obnholdings, or by fax at (323) 299-3118 or by telephone at (310) 988-1077. Again, please be aware that I am located in Los Angeles, not the Las Vegas office. Mailings to Las Vegas would slow my responses.

Sincerely,

/s/ LarryTaylor

Larry Taylor
Chief Financial Officer